November 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Juniper II Corp.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-255021

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgan Stanley and Co., LLC and UBS Securities LLC (the “Underwriters”) hereby join in the request of Juniper II Corp. (the “Company”) to request acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 763 copies of the Preliminary Prospectus dated October 25, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Morgan Stanley & Co. LLC

By	/s/ Kyle P McDonnell
Name: Kyle P McDonnell
Title: Executive Director

UBS Securities LLC

By	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

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